                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                        CUBIST PHARMACEUTICALS, INC.
           --------------------------------------------------------
                              (Name of Issuer)

                        COMMON STOCK $.001 PAR VALUE
           --------------------------------------------------------
                       (Title of Class of Securities)

                                 229 678 610
           --------------------------------------------------------
                                (CUSIP Number)

                              GINETTE DEPELTEAU
                                   SOFINOV,
                    SOCIETE FINANCIERE D'INNOVATION, INC.
                         1981 MCGILL COLLEGE AVENUE
                          MONTREAL, QUEBEC HCA 3C7
                               (514) 847-5901
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             [FEBRUARY 24, 2000]
           --------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229 678 610
-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member       (a)  / /
     of a Group                                  (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     MONTREAL, QUEBEC, CANADA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             2,140,935(1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             --
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             2,140,935
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             --
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,140,935
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                      / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.01%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     CO
-------------------------------------------------------------------------------
(1) Includes 1,111,112 shares of Common Stock of the Company issuable upon exercise of a warrant. See Item 4 below.
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 229 678 610
-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member       (a)  / /
     of a Group                                  (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     MONTREAL, QUEBEC, CANADA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             2,140,935(1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             --
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             2,140,935
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             --
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,140,935
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                      / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     8.01%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     CO
-------------------------------------------------------------------------------
(1) Includes 1,111,112 shares of Common Stock of the Company issuable upon exercise of a warrant. See Item 4 below.
                    *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 4, dated February 24, 2000 is being filed jointly on behalf of Caisse de depot et placement du Quebec ("CDPQ") and by its wholly-owned subsidiary, SOFINOV, Societe financiere d'innovation, inc. ("Sofinov") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to a Joint Filing Agreement dated February 24, 2000, between CDPQ and Sofinov, a copy of which is attached hereto as Exhibit 1.

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), of Cubist Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 24 Emily Street, Cambridge, Massachusetts 02139.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is filed jointly on behalf of CDPQ, a corporation without share capital and an agent of the Crown in right of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec, and Sofinov, a legal entity duly incorporated under part 1A of the Companies ACT (Quebec) and a wholly-owned subsidiary of CDPQ, pursuant to Rule 13d-1(f)(1) under the Exchange Act.

          The principal business address and the principal office address of each of CDPQ and Sofinov is 1981, Avenue McGill College, Suite 1330, Montreal, Quebec, H3A 3C7, Canada. The name, business address, citizenship and present principal occupation of each director and executive officer of CDPQ and Sofinov are set forth on
          Schedule I.

          To the best knowledge of CDPQ and Sofinov, none of the persons listed on Schedule I has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          All the funds required to purchase the Initial Shares (as defined below) were obtained from the working capital of Sofinov.

ITEM 4.   PURPOSE OF TRANSACTION

          Pursuant to a Purchase Agreement (the "Purchase Agreement") dated September 10, 1998, Sofinov acquired beneficial ownership of 3,497,335 shares of Common Stock in a private placement through (i) the purchase of 2,386,223 shares of Common Stock (the "Initial Shares") and (ii) the granting by the Company to Sofinov of a warrant (the "Warrant") exercisable in whole or in part into 1,111,112 shares of Common Stock (the "Warrant Shares") with an expiration date of September 23, 2003.

          Pursuant to the exercise of certain registration rights granted to Sofinov in connection with the private placement, the Initial Shares and the Warrant Shares were registered for resale by Sofinov on a Registration Statement on Form S-3 which was filed with the SEC on September 30, 1998.

          Sofinov sold 456,400 Initial Shares for US$28,835,191 as set forth on Exhibit 2.

          Pursuant to the Purchase Agreement, Sofinov has the right to designate one person to be elected to the board of directors of the Company. The Company has agreed to take all steps necessary and appropriate and otherwise use its best efforts to cause the individual designated by Sofinov to be duly and properly elected to the board of directors of the Company. This right will terminate when Sofinov ceases to own at least thirty-three and one-third percent (33 1/3%) of the Initial Shares purchased by it under the Purchase Agreement.

          Except as specifically set forth in this Item 4, neither CDPQ nor Sofinov has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (e) of Item 5 of Schedule 13D, although either of them may develop such plans or proposals.

          CDPQ and Sofinov intend to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by CDPQ or Sofinov to acquire additional shares of Common Stock or dispose of any shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

    (a) With recent transactions, Sofinov is the direct beneficial owner of 2,140,935 shares of Common Stock (including the Warrant Shares)(the "Sofinov Shares"). CDPQ may be deemed to be the indirect, beneficial owner of the Sofinov Shares. The Sofinov Shares represent approximately 8.01% of the 25,605,455 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the company, plus the Warrant Shares.

    (b)   CDPQ has the power to vote and dispose of the Sofinov Shares.

    (c) Except as set forth in this Schedule 13D, none of CDPQ, Sofinov or, to the best knowledge of CDPQ or Sofinov, any person named on
          Schedule I hereto, owns any shares of the Company's Common Stock, and none has purchased or sold any shares of the Company's Common Stock during the past 60 days.

    (d) Except as set forth in this Schedule 13D, no person is known by CDPQ or Sofinov to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by CDPQ and Sofinov.

    (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          1. Joint Filing Agreement dated February 24, 2000 by and between Sofinov and CDPQ.

          2. Joint Filing Table of Dates, Number of Shares sold and price per Share of Sales.


SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 24, 2000

                      SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.



                      By: __________________________________________
                               Name:  Ginette Depelteau
                               Title: Corporate Secretary


                      CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.



                      By: __________________________________________
                               Name:  Ginette Depelteau
                               Title: General Secretary - Director

                                   SCHEDULE I

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV

                                                                           PRINCIPAL
DIRECTORS                BUSINESS ADDRESS                                  OCCUPATION
Jean-Claude Scraire      Caisse de depot et placement du Quebec            Chairman
                         1981, Avenue McGill College
                         Montreal (Quebec) H3A 3C7

Line Boisvert            Caisse de depot et placement du Quebec            Director and
                         1981, Avenue McGill College                       Portfolio
                         Montreal (Quebec) H3A 3C7                         Manager

Jacques M. Brault        Levesque Beaubien Geoffrion Inc.                  Senior
                         1155, Metcalfe, 5e etage                          Vice-President
                         Montreal, (Quebec) H3B 4S9

Denis Dionne             SOFINOV, Societe financiere d'innovation, inc.    President
                         1981, Avenue McGill College
                         Montreal (Quebec) H3A 3C7

Claude Lajeunesse        Ryerson Polytechnic University                    President and
                         350, Victoria Street                              Vice Chancellor
                         Toronto (Ontario) H2M 2V1

Serge Martin             Martin International                              President
                         500, Place d'Armes, Suite 2910
                         Montreal, (Quebec) H2Y 2W2

Guy Morneau              Regie des rentes du Quebec                        Chairman of the
                         2600 boul. Laurier, bureau 546                   Board and
                         Quebec (Quebec) G1V 4T3                           President

Normand Provost          Caisse de depot et placement du Quebec            Vice-President
                         1981, Avenue McGill College                       Coordinator
                         Montreal (Quebec) H3A 3C7

                                   SCHEDULE 1

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV

                                                                           PRINCIPAL
OFFICERS                 BUSINESS ADDRESS                                  OCCUPATION
Jean-Claude Scraire      Caisse de depot et placement du Quebec            Chairman
                         1981, Avenue McGill College
                         Montreal (Quebec) H3A 3C7

Denis Dionne             SOFINOV, Societe financiere d'innovation, inc.    President
                         1981, Avenue McGill College
                         Montreal (Quebec) H3A 3C7

Pierre Pharand           SOFINOV, Societe financiere d'innovation, inc.    Vice-President
                         1981, Avenue McGill College
                         Montreal (Quebec) H3A 3C7

Bertrand Lauzon          Caisse de depot et placement du Quebec            Vice-President,
                         1981, Avenue McGill College                       Finance and Control
                         Montreal (Quebec) H3A 3C7

Ginette Depelteau        Caisse de depot et placement du Quebec            Secretary
                         1981, Avenue McGill College
                         Montreal (Quebec) H3A 3C7

                                   SCHEDULE 1

                 LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

DIRECTORS              BUSINESS ADDRESS                           PRINCIPAL OCCUPATION
Jean-Claude Scraire    Caisse de depot et placement du Quebec     Chairman
                       1981, avenue McGill College
                       Montreal (Quebec) H3A 3C7

Guy Morneau            Regie des rentes du Quebec                 Chairman of the
                       2600, boul. Laurier, bureau 546            Board and President
                       Quebec (Quebec) G1V 4T3

Jean-Claude Bachand    Byers Casgrain                             Lawyer
                       1, Place Ville-Marie
                       Bureau 3900
                       Montreal (Quebec) H3B 4M7

Claude Beland          La Confederation des Caisses populaires    President
                       et d'economie Desjardins du Quebec
                       100, avenue des Commandeurs
                       Levis (Quebec) G6V 7N5

Luc Bessette           Commission administrative des regimes      President
                       de retraite et d'assurances
                       475, rue Saint-Amable
                       Quebec (Quebec) G1R 5X3

Rodrigue Biron         Rodrigue Biron & Associes
                       305, chemin de la Place St-Laurent
                       St-Augustin-de-Desmaures
                       Cap-Rouge (Quebec) G1Y 3G9

Yves Filion            Hydro-Quebec                               Deputy Chief
                       75, boul. Rene-Levesque Ouest              Executive Officer
                       Montreal (Quebec)                          and Chief
                       H2Z 1A4                                    Financial Officer

Jean-Yves Gagnon       Societe de l'assurance automobile          General Manager
                       du Quebec
                       333, boul. Jean-Lesage
                       Quebec (Quebec) G1K 8J6

Henri Masse            Federation des travailleurs et             President
                       travailleuses du Quebec
                       545, boul. Cremazie Est, 17e etage
                       Montreal, (Quebec) H2M 2V1

                                   SCHEDULE 1

                 LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

DIRECTORS              BUSINESS ADDRESS                           PRINCIPAL OCCUPATION
Gilles Godbout         Ministere des Finances                     Deputy Minister
                       12, rue St-Louis
                       Quebec (Quebec) G1R 5L3

Thomas O. Hecht        Technologies IBEX Inc.                     Chairman Emeritus
                       5485, rue Pare
                       Montreal (Quebec) H4P 1P7

Marc Laviolette        Confederation des syndicats nationaux      President
                       1601, rue Delorimier
                       Montreal (Quebec) H2K 4M5

Nicole Trudeau         Commission municipale du Quebec            Vice-President
                       2, Complexe Desjardins
                       Suite 3100, East Tower
                       Montreal (Quebec) H5B 1B2

                                   SCHEDULE 1

                 LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

OFFICERS               BUSINESS ADDRESS                           PRINCIPAL OCCUPATION
Jean-Claude Scraire    Caisse de depot et placement du Quebec     Chairman
                       1981, avenue McGill College
                       Montreal (Quebec) H3A 3C7

Fernand Perreault      Same                                       Senior Vice-president
                                                                  Caisse Real Estate
                                                                  Group and Mortgage
                                                                  Investments

Michel Nadeau          Same                                       Senior Vice-president
                                                                  Investment Planning and
                                                                  Strategic Affairs

Ginette Depelteau      Same                                       General Secretary -
                                                                  Director

                                  EXHIBIT INDEX

EXHIBIT
-------
1.    Joint Filing Agreement dated February 24, 2000 by and between Sofinov and CDPQ.

2.    Joint Filing Table of Dates, Number of Shares sold and price per Share of
      Sales.

                                    EXHIBIT 1

                                    AGREEMENT

     The undersigned hereby agree that this statement on Schedule 13D with respect to beneficial ownership of shares of common stock of Cubist Pharmaceuticals, Inc. is filed jointly, on behalf of each of them.


Dated: February 24, 2000


                             SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.


                             By: __________________________________________
                                 Name:  Denis Dionne
                                 Title: President


                             By: __________________________________________
                                 Name:  Ginette Depelteau
                                 Title: Corporate Secretary


                             CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.


                             By: __________________________________________
                                 Name:  Michel Nadeau
                                 Title: Senior Vice-president
                                        Investment Planning and
                                        Strategic Affairs


                             By: __________________________________________
                                 Name:  Ginette Depelteau
                                 Title: General Secretary - Director

                                    EXHIBIT 2

------------------------------------------------------------------------------
                                TABLE OF SALES OF
                           CUBIST PHARMACEUTICALS, INC.
------------------------------------------------------------------------------
                                     SALES
------------------------------------------------------------------------------

                                                    PRICE PER SHARE
DATE                    NUMBER OF SHARES             IN US DOLLARS
----                    ----------------            ---------------
February
   22                       176,200                      42.60
   23                        61,400                      41.47
   24                       218,800                      44.32